UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL REPORTS
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
| --- |
| 8-69743 |

## FACING PAGE

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING **01/01/23** AND ENDING **12/31/23**

(MM/DD/YY)     (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Securitize Markets, LLC**

TYPE OF REGISTRANT (check all applicable boxes):
■ Broker-dealer  ☐ Security-based swap dealer  ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

**701 S Miami Ave, Brickell City Cent C/O Wework**

(No. and Street)

| Miami | FL | 33131 |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Janice Parise | +1 212-751-4422 | jparise@dfppartners.com |
| --- | --- | --- |
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

**Wolf & Company, PC**

(Name – if individual, state last, first, and middle name)

| 255 State Street | Boston | MA | 02109 |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

| 10/14/2003 | 392 |
| --- | --- |
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

| FOR OFFICIAL USE ONLY |
| --- |
| |

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**



**OATH OR AFFIRMATION**

I, David Lee Hunt, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Securitize Markets, LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Chief Executive Officer

Notary Public

JANICE PARISE
Notary Public, State of New York
No. 41-4968956
Qualified in Queens County
Commission Expires July 9, 2026

**This filing** contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: __________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

# SECURITIZE MARKETS, LLC

**Statement of Financial Condition**
**Pursuant to Rule 17a-5 under the Securities Exchange**
**Act of 1934**
**December 31, 2023**

# SECURITIZE MARKETS, LLC
## Index
## December 31, 2023

**Page(s)**



# Report of Independent Registered Public Accounting Firm

To the Board of Directors and Members of Securitize Markets, LLC:

*Opinion on the Financial Statement*

We have audited the accompanying statement of financial condition of Securitize Markets, LLC (the "Company") as of December 31, 2023, and the related notes (collectively, referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company, as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

*Basis for Opinion*

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2023.

*Wolf & Company, P.C.*

Boston, Massachusetts
February 29, 2024

**SECURITIZE MARKETS, LLC**
**Statement of Financial Condition**
**As of December 31, 2023**

**Assets**

| | | |
|---|---|---:|
| Cash | $ | 508,016 |
| Prepaid expenses and deposits | | 145,230 |
| Total assets | $ | 653,246 |

**Liabilities and Member's Equity**

| | | |
|---|---|---:|
| Accounts payable and other accrued expenses | $ | 59,170 |
| Due to affiliates | | 10,280 |
| Total liabilities | | 69,450 |
| Member's equity | | 583,796 |
| Total Liabilities and Member's Equity | $ | 653,246 |

The accompanying notes are an integral part of this financial statement.

1.    **Organization**

Securitize Markets, LLC (the "Company") was incorporated in the state of Delaware on December 10, 2015 as Orchard Marketplace, LLC which name was subsequently changed to Orchard Platform Markets, LLC and then Distributed Technology Markets, LLC.  On November 16, 2020 the Company and a sister company, Velocity Platform, LLC were purchased by Securitize, Inc. Pursuant to the transaction, the Company became a wholly owned single member LLC subsidiary of Securitize, Inc. (the "Parent") and changed its name to Securitize Markets, LLC.

On September 28, 2016, the Company became registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company has been approved by FINRA to engage in private placement of securities including those in digital form, broker whole loans and loan portfolios, refer prospective customers to unaffiliated broker-dealers in return for a finder's fee or percentage of commission generated, and operate an alternative trading system ("ATS") for secondary transactions in securities, including those in digital form.

2.    **Summary of Significant Accounting Policies**

**Basis of Presentation**

This financial statement was prepared in conformity with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement.  Actual results could differ from these estimates.

**Going Concern Consideration**

To date the Company has experienced operating losses and negative cash flows from operations. Whether and when the Company can attain profitability and positive cash flows from operations is uncertain.  Support has been provided by the Parent, who has stated to the Company that this support will continue for the foreseeable future.

Having considered the above and having made due inquiries, management of the Company continues using the going concern basis in preparing the financial statements which assumes that the Company will continue in operation for the foreseeable future

**Revenue Recognition**

*Revenue from Contracts with Customers*

Revenue from contracts with customers includes fees earned for placement services pursuant to the terms of individual Placement agreements with issuers. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

*ATS commissions*

The Company operates an ATS providing a platform for its subscribers to buy and sell digital securities.  Every subscriber has equal and fair access to the platform, its features and price. The Company charges commissions for its ATS transactions. The Company earns a commission at the time the trade is executed.  The Company believes the performance obligation for commissions earned from the ATS is satisfied at the time the trade is executed.

*Placement fees*

The Company is contracted to be a placement agent in connection with the private placement of securities. Fee terms for placement fees are stated in the Private Placement Agreement entered into with the Issuer.   The Company records placement revenues at the point in time when the closing of the private placement occurs and the services for the transactions are completed under the terms of each engagement.

**Recent Accounting Pronouncements**

Effective January 1, 2021, the Company adopted ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. Under the accounting update, the Company has the ability to determine there are no expected credit losses in certain circumstances.

**Fees Receivable**

Fees receivable are carried at the amounts billed to customers, net of an allowance for credit losses, which is an estimate for credit losses based on a review of all outstanding amounts.

**Allowance for Credit Losses**

The Company identified fees receivable carried at amortized cost as impacted by the new guidance. ASC 326 specifies that the Company adopt the new guidance prospectively by means of a cumulative-effect adjustment to the opening retained earnings as of the beginning of the first reporting period effective. The Company believes there is no impact to opening member's equity upon adoption of ASC 326.

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost, including fees receivable utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with fees receivables is not significant until they are 90 days past due on the contractual arrangement and expectation of collection in accordance with industry standards. Management does not believe that an allowance is required as of December 31, 2023.

**Cash**
All cash deposits are held by one financial institution and therefore are subject to the credit risk at that financial institution.  The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

**Income Taxes**
The Company is a single member limited liability company, and is treated as a disregarded entity for federal income tax reporting purposes.  The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the ultimate beneficial individual member for federal, state and certain local income taxes. Accordingly, the Company has not provided for income taxes. Management confirms that no election was made as of the date of the financial statements for the Company to be taxed as a corporation. The Parent is taxed as a partnership and files a consolidated tax return.

The Company is a single member limited liability company and accordingly, no provision has been made in the accompanying financial statement for any federal, state, or city income taxes. The Company's sole member is subject to New York City Unincorporated Business Tax ("UBT"), but the Company is a disregarded entity for tax purposes. All revenue and expenses retain their character and pass directly to the Parent's income tax returns. Based on an analysis of the operations of the Broker Dealer there was no UBT tax provision required.

At December 31, 2023, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.  The Company's tax preparers reviewed the Company's tax position and the results from operations and as a result of this review, the Company has determined there were no uncertain tax positions.

3.  **Transactions with Related Parties**

In March 2020, the Company entered into an Expense Sharing Agreement ("ESA") with its Parent whereby the Parent is to provide payroll, office and administrative services to the Company. The ESA shall remain in force until such time as either Party provides notice to the other that such Party wished to terminate the agreement. There is a balance due to Due to Parent of $10,280 on the accompanying Statement of Financial Condition. The settlement of this balance is at management discretion.

For the year ended December 31, 2023, the Company recorded $2,017,745 in capital contributions representing forgiveness of the intercompany payable to the Parent and cash contributions of $950,000. The Company made cash distributions to the Parent of $1,132,923.

4.  **Concentrations**

Cash held by financial institutions which exceed the Federal Deposit Insurance Corporation ("FDIC") limits of $250,000 expose the Company to concentrations of credit risk. Balances throughout the year usually exceed the maximum coverage provided by the FDIC on insured depositor accounts.

5.  **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Under Rule 15c3-1, the Company is required to maintain a minimum net capital, equal to the greater of $250,000 or 6 2/3% of aggregate indebtedness.  At December 31, 2023, the Company had regulatory net capital of

$438,566 which was $188,566 above the required net capital of $250,000.  The Company's ratio of aggregate indebtedness to regulatory net capital was 0.1584 to 1 at December 31, 2023.

6.      **Commitments and Contingencies**

As of December 31, 2023, there were no claims or lawsuits brought by or against the Company.

7.      **Guarantees**

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

The Company has issued no guarantees at December 31, 2023 or during the year then ended.

8.      **Subsequent Events**

Management of the Company evaluated and noted no subsequent events or transactions that occurred from January 1, 2024 through the date these financial statements were issued, that would require recognition or disclosure in the financial statements.